EXHIBIT 12

                       RATIO OF EARNINGS TO FIXED CHARGES

                             (DOLLARS IN THOUSANDS)


                                 THREE MONTHS ENDED                               YEAR ENDED DECEMBER 31,
                                      MARCH 31,                    PRO
                           PRO FORMA                             FORMA
                             1996(1)       1996       1995     1995(1)        1995       1994       1993       1992       1991
Income (loss) from
  continuing operations
  before income taxes       $ 1,120     $ 2,665    $ 7,779    $(22,690)   $(16,408)   $13,997    $30,417    $25,940    $16,350
Adjustments:
  Interest expense, net
    of amortization of
    deferred debt
    issuance costs            6,552       5,350      5,329      30,277      24,447      9,996      1,521      1,121      3,147
  Discount on accounts
    receivable
    securitization              974         744         --         641         641         --         --         --         --
  Amortization of
    deferred debt
    issuance costs              563         450         62       1,543       1,091        159          9          7         45
  One-third of rent
    expense                   2,073       2,073      2,177       8,997       8,997      7,088      4,286      3,776      3,489
    Total fixed charges      10,162       8,617      7,568      41,458      35,176     17,243      5,816      4,904      6,681
    Total earnings          $11,282     $11,282    $15,347    $ 18,768    $ 18,768    $31,240    $36,233    $30,844    $23,031
Ratio of earnings to
  fixed charges
  (deficiency)                 1.11        1.31       2.03    $(22,690)   $(16,408)      1.81       6.23       6.29       3.45


(1) Gives effect to the Offering and the application of the net proceeds therefrom to reduce outstanding indebtedness under the Senior Credit Facility (but not the other aspects of the Refinancing).